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[NASDAQ/AMEX LOGO]

David A. Donohoe, Jr.
Senior Counsel

SENT VIA FACSIMILE AND FEDERAL EXPRESS
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March 16, 1999

Benjamin M. Vandegrift, Esq.
Pillsbury, Madison & Sutro, L.L.P.
110 New York Avenue, N.W.
Ninth Floor East Tower
Washington, DC 2005-3918

Re:  JMC Group, Inc. (Symbol: JMCG)
     Nasdaq Listing Qualifications Panel
     Decision NQ2717N-98

Dear Mr. Vandegrift:

This is to inform you that, pursuant to the February 19, 1999 oral hearing before a Nasdaq Listing Qualifications Panel (the "Panel"), a determination has been made in the matter of JMC Group, Inc. (the "Company") and its request for continued inclusion on the Nasdaq National Market pursuant to an exception to the bid price and market value of public float requirements, as set forth in Nasdaq Marketplace Rules 4450(a)(5) and 4450(a)(2), respectively.

The Panel relied upon the following information in reaching its determination. The Company sells annuities, insurance products and mutual funds through relationships with banks, saving and loans and thrifts. The Form 10-Q for the quarter ended September 30, 1998 reported total assets of $6,686,166, net tangible assets of $6,419,481 and nine month net income of $220,770. 1 The
Company reported 6,616,451 total shares outstanding and 5,138,177 shares in the public float. The closing bid price of the Company's common stock on March 15, 1999 was $0.875 per share;
consequently, the market capitalization and market value of public float were $5,850,395 and $4,495,905, respectively.

The Company plans to execute a 1 for 2 reverse stock split on or before May 4, 1999. It filed its Preliminary Proxy Statement with the Securities and Exchange Commission on March 8, 1999 and has scheduled a Special Meeting of the Shareholders for May 3, 1999 to approve the reverse stock split.

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1 The Forms 10-K for the fiscal years ended December 31, 1997, 1996 and
1995 reported net income (loss) of $(257,292), $(502,919) and $1,741,124, respectively.

          The Nasdaq-Amex Market Group, an NASD Company
9801 Washingtonian Blvd 5th Floor, Gaithersburg, MD 20878  202-496-2529
  Fax 202-496-2688



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The Company was formerly a large financial services firm that has substantially downsized and now desires to grow itself again.
It deals predominantly in fixed and variable annuities, although it also owns a sales management tracking system that remains a marketable product. The Company represented that it has a book value of approximately $6,100,000, with zero debt and insignificant liabilities. The Company stated that it has built a highly structured and regimented business that is focused on sustaining and enhancing profitability. In addition, the Company is in the preliminary stages of considering a number of merger or acquisition possibilities.

The Panel noted that the Company does not currently satisfy the $1.00 per share minimum bid price requirement or the $5,000,000 minimum market value of public float requirement of Maintenance
Standard 1. Based on the foregoing, the Panel lacked confidence in the Company's ability to achieve compliance with all criteria necessary for continued listing on the Nasdaq National Market within a reasonable period of time and to sustain compliance over the long term. However, the Panel was of the opinion that the Company currently satisfies all requirements for continued listing on The Nasdaq SmallCap Market with the exception of the minimum bid price requirement. Accordingly, the Panel determined to move the listing of the Company's securities to The Nasdaq
SmallCap Market, effective with the opening of business March 18, 1999, pursuant to the following exception. On or before May 7, 1999, the Company must demonstrate a closing bid price of at least $1.00 per share; thereafter, the Company's closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive trading days. 2 In
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order to fully comply with the terms of this exception, the
Company must be able to demonstrate compliance with all continued
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listing requirements for The Nasdaq SmallCap Market.  In the event the Company fails to satisfy the terms of this exception, the Company's securities will be delisted form the Nasdaq Stock
Market.

All companies operating under exceptions are required to issue a press release (see sample attached) announcing the conditional listing on The Nasdaq SmallCap Market and are identified by a fifth character "C" appended to the Company's trading symbol. Accordingly, effective March 18, 1999, the trading symbol of the Company's securities will be changed from JMCG to JMCGC. The "C" will be removed from the symbol when the Panel has confirmed compliance with the terms of the exception and all other criteria necessary for continued listing.

It is a requirement during the exception period that the Company must provide prompt notification of any significant events which occur during this time. Should there be a material change in the Company's financial or operational character, the Panel reserves the right to reconsider the terms of this exception. In addition, any compliance document will be subject to review by the Panel, which may at its discretion request additional information before approving the Company's compliance.

The Company is directed to immediately contact Rini Shokkos at
(202) 496-2616. The Company's continued listing on The Nasdaq SmallCap Market is contingent upon its successful completion of an application and review process. This process will require the Company to file an application for new listing on The Nasdaq SmallCap Market, to demonstrate compliance with all

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2 The Panel reserves the right to monitor the bid price for a period in excess of ten consecutive trading days prior to determining that the Company has complied with the terms of this exception.
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applicable maintenance criteria, and to pay all new listing fees
by MARCH 26, 1999.   In the event the Company fails to comply
with any of the provisions of this decision, the Company's securities will be immediately delisted from The Nasdaq Stock Market.

The Company should be aware that the Nasdaq Listing and Hearing Review Council ("Review Council") may, on its own motion, determine to review any Panel decision within 45 calendar days
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after issuance of the written decision.  If the Review Council determines to review this decision it may affirm, modify, reverse, dismiss, or remand the decision to the Panel. The Company will be notified immediately in the event the Review Council determines that this matter will be called for review.

The Company may also request that the Review Council review this decision. The request for review must be made in writing and
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received within 15 days from the date of this decision.  Requests
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for review must be sent to: Sara Nelson Bloom, Office of General
Counsel, The Nasdaq Stock Market, 1801 K Street, N.W.,
Washington, DC 20006, (202) 728-8478 and facsimile (202) 728-
8321. Please be advised that the institution of a review, whether by way of your request, or on the initiative of the Review Council, will not operate as a stay of this decision.
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If you have any questions, please do not hesitate to contact me at (202) 496-2529.

Sincerely,

/s/ David A. Donohoe, Jr.
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David A. Donohoe, Jr.
Senior Counsel
Listing Qualifications Hearings




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